July 17, 2024

Son Tam
Chief Executive Officer
Epsium Enterprise Ltd
Alameda Dr. Carlos D   assumpcao
Edf China Civil Plaza 235-243, 14 Andar P
Macau, SAR China

       Re: Epsium Enterprise Ltd
           Amendment No. 3 to Registration Statement on Form F-1
           Filed June 25, 2024
           File No. 333-276313
Dear Son Tam:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 5, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed June 25, 2024 Cover Page

1. We note that disclosure regarding additional cash transfers between the Operating Entity and Epsium BVI in 2024 has been added to pages 5 and 94. Please revise to disclose these transfers on the prospectus cover page as well.
Explanatory Note, page i

2. Your statements here that, "the sales of our Ordinary Shares registered in this registration statement will result in two offerings by the Registrant taking place concurrently or sequentially," and on the IPO prospectus cover page that, "The Resale Shareholders are offering 1,159,534 Ordinary Shares in aggregate to be sold in the offering pursuant to the
       Resale Prospectus," are inconsistent with the disclosure on the resale prospectus cover
 July 17, 2024
Page 2

       page that the resale offering is separate from the IPO and that Resale Shareholders may only offer shares once the ordinary shares sold in the IPO begin trading on Nasdaq. You also indicate here that the Resale Shareholders have communicated potential intent to sell resale shares "immediately after the pricing of the public offering." Please revise throughout to characterize the primary and resale offerings as separate and to consistently indicate, if true, that the resale offering may only occur once the IPO has been consummated and your shares are listed on Nasdaq.
The Offering, page 14

3. Please reconcile your statement that "each of our directors and officers and holders of 5%
       or more of our outstanding ordinary shares" are subject to 180-day lock-up provisions with the disclosure at page 115 that "each of our directors and officers...and any other holder(s) of the outstanding Ordinary Shares as of the effective date of the Registration
       Statement" are subject to such lock-up provisions. If it is accurate that all holders of outstanding ordinary shares are subject to lock-up arrangements, clarify whether this includes the Resale Shareholders.
Capitalization, page 47

4. Please tell us how you derived the total capitalization of $9,346,592 in the actual column as of December 31, 2023, or modify your disclosure as necessary.
Resale Prospectus Alternate Cover Page, page ALT

5. Please revise the alternate cover page of the resale prospectus to include all of the disclosure responsive to guidance in the Sample Letters to China-Based Companies that is provided on the cover page of the IPO prospectus.
Resale Shareholders, page ALT-2

6. Revise to disclose the nature of any position, office, or other material relationship which any Resale Shareholder and/or the persons who have control over the Resale Shareholders has had within the past three years with the registrant or any of its predecessors or affiliates. Refer to Item 9.D of Form 20-F.
Exhibit Index, page II-5

7. Prior to effectiveness, please file a revised legal opinion that reflects the updated structure of the offering, as the form of opinion filed as Exhibit 5.1 does not reflect the shares being offered in the resale offering and continues to contemplate the issuance of representative warrants to the underwriter.
Exhibit 23.1 - Consent of TAAD, LLP, page II-5

8.     We note your auditor   s consent references their audit report dated
June 24, 2023. Please
       obtain and file an updated consent that refers to the audit report dated June 25, 2024.
General

9. We note your addition of the resale prospectus to the registration statement. Please provide us with a detailed analysis as to why you believe that the resale transaction is appropriately characterized as a secondary offering, rather than a primary offering in
 July 17, 2024
Page 3

       which the Resale Shareholders are acting as conduits in a distribution to the public and are therefore underwriters selling on your behalf. Include the following information in your analysis:
           Provide additional detail regarding the background and nature of the transactions by which the Resale Shareholders came to acquire the shares they beneficially own, including how the price was determined. Confirm whether the Resale Shareholders are the "two minority shareholders" to which 69 shareholders transferred all of their shares on June 1, 2023, per page II-1, and if so, explain why such transfers occurred.
           Clarify whether the lead underwriter for the IPO had any role in, or direct or indirect participation in, facilitating the primary sales of shares to the Resale Shareholders.
           Explain why you elected to include a resale component at this time and how you determined the number of shares to be sold through the resale offering relative to the primary offering.
           Explain the nature of the Resale Shareholders' businesses and how and when they were selected to participate in the resale offering.
           Confirm whether the Resale Shareholders are subject to any type of lock-up or leak-
           out arrangement, and if not, explain why that is the case and clarify whether the underwriter sought to have the Resale Shareholders subject to lock-up provisions.
           Tell us why the underwriter believes it will be able to successfully place the securities to be sold in the IPO and facilitate the creation of a public market in your securities, despite the availability of shares that the Resale Shareholders could attempt to offer and sell into the market once trading commences. In this regard, we note your disclosure that, "The Resale Shareholders have represented to the Registrant that they will consider selling some or all of their respective Ordinary Shares registered pursuant to this registration statement immediately after the pricing of the public offering, as requested by the underwriters for the public offering in order to create an orderly, liquid market for the Ordinary Shares." Explain why the underwriters have
           "requested" that a market for the ordinary shares be facilitated through the resale offering rather than solely through the firm commitment IPO.
       For guidance, refer to Securities Act Rule Compliance and Disclosure Interpretations
       Question 612.09.
       Please contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Laura Hua Lua Hemman, Esq.